  Exhibit 99.1

Silver Elephant Announces
C$6.0 Million Bought Deal Public Offering of Common Shares

Vancouver, British Columbia, October 20, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that it has entered into an agreement with Mackie Research Capital Corporation as lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought‐deal basis, 15,000,000 common shares of the Company (the “Common Shares”) at a price of C$0.40 per Common Shares for gross proceeds of C$6,000,000 (the “Offering”).

The Company has granted the Underwriters an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Common Shares that in aggregate would be equal to 15% of the total number of Common Shares to be issued under the Offering, at any time up to 30 days following the closing of the Offering.

The net proceeds from the sale of the Common Shares will be used for the exploration, development and/or improvement of the Company’s mine properties and for working capital purposes.

The Offering is scheduled to close on or about November 13, 2020, or such later or earlier date as the Lead Underwriter may agree upon, and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange.

The Common Shares will be offered by way of a short form prospectus to be filed in those provinces of Canada, other than Quebec, as the Underwriters may designate pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any U.S. state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the “United States” or to, or for the account or benefit of, persons in the “United States” or “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. This release does not constitute an offer to sell or a solicitation of an offer to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful.

About Silver Elephant

Silver Elephant is a premier silver mining company. The Company’s goal is to enable shareholders to own as much silver in the ground as possible.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelef.com  www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.